UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   August 9, 2002

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	1-1072	53-0127880
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 7.   <u>Financial Statements and Exhibits</u>.
                 (c) Exhibits

<u>Exhibit No.</u>	<u>Description of Exhibit</u>	<u>Reference</u>
99.1	Statement Under Oath of Principal Executive Officer regarding facts and circumstances relating to Exchange Act filings	Filed herewith.
99.2	Statement Under Oath of Principal Financial Officer regarding facts and circumstances relating to Exchange Act filings	Filed herewith.

Item 9.   <u>Regulation FD Disclosure</u>.

On August 9, 2002, John M. Derrick, Jr., Chief Executive Officer, and Andrew W. Williams, Chief Financial Officer, of Potomac Electric Power Company each submitted to the SEC sworn statements pursuant to Securities and Exchange Commission Order No. 4-460. A copy of each of these statements is attached hereto as Exhibits 99.1 and 99.2.

<u>Signatures</u>

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Potomac Electric Power Company
(Registrant)

By: A. W. WILLIAMS
          Andrew W. Williams
       Senior Vice President and
        Chief Financial Officer

<u>August 9, 2002</u>
   DATE